

RAPID Tests for EARLIER Treatment





Investor Presentation

November 2011

Forward Looking Statements

Statements contained herein that are not historical facts are forward-looking statements within the meaning of the Securities Act of 1933, as amended. Those statements include statements regarding the intent, belief or current expectations of Chembio and its management. Such statements reflect management's current views, are based on certain assumptions and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to, Chembio's ability to obtain additional financing and the demand for Chembio's products. Chembio undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Chembio's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Factors that may impact Chembio's success are more fully disclosed in Chembio's most recent public filings with the U.S. Securities and Exchange Commission

Chembio Overview

- **Develops, Manufactures and Markets Rapid Point-of-Care Test (POCT) Products**

  - Current POCTs for HIV, Syphilis & Other Infectious Diseases

  - Base Business Utilizes In-Licensed Lateral Flow Technology.

  - New Business Based On Chembio's Dual Path Platform (DPP®)

- **Branded & Private Label (OEM) Strategy**

  - Five DPP® POCTS Approved In Brazil 2010-11 Now Being Launched By Brazilian Ministry of Health through its affiliate Oswaldo Cruz Foundation, Chembio's OEM customer

- **FDA PMA-Approved & USDA-Approved Facility in Medford, NY**

  - 140 Employees



CHEMBIO

Financial Overview

- Five Year Compounded Annual Revenue Growth of 33%

- Gross Margin Expansion

  - Higher ASP's in US

  - Scale up Efficiencies

- Increased investment in R&D pipeline

  - DPP HIV Clinical Trials

- 2007 Recapitalization



POCTs - A Growing Global Market



- ## $7B Global Point-of-Care Test (POCT) Market



- ## Fastest Growing Segment of $39.5B In-Vitro Diagnostics Market

- ## POCTs for HIV, Syphilis Serve Crucial Public Health Objectives



  - Professional US Rapid HIV Test Market Now ~7 Million Tests Annually; OTC Market Opportunity for Sure Check® HIV Test being pursued

  - Chembio's Unique Dual Band DPP® Syphilis Screen & Confirm, CE Marked October 2011





CHEMBIO

DUAL PATH PLATFORM (DPP®)
Chembio's Proprietary POCT Technology

- Independent Sample Flow Path Enables Improved Sensitivity & Use of More Challenging Sample Types
- Improved Multiplexing Facilitated by Direct Binding, Uniform Delivery of Samples
- Visual and/or Instrument Read-Out
- Patents issued in several global markets including U.S., UK, Australia, Eurasia and China
  - Additional DPP® Patents Pending in the U.S. and many foreign countries


Conjugate Pad
DPP®
Sample


Absorbent pad
Control line
Capture line
Nitrocellulose
Backing
Pressure sensitive adhesive
Conjugate pad
Sample pad
Lateral Flow

CHEMBIO

Chembio-Branded Products Complemented by Current & Future OEM Programs

Current OEM Customers and Licensees

- FIOCRUZ (BRAZIL)
- BIORAD, ALERE


DPP HIV 1/2
Oral Fluid, Blood, Serum, Plasma
2
Buffer
T C
ID
1
Sample
+
Buffer
CHEMBIO
DIAGNOSTIC SYSTEMS, INC

Potential Future OEM/License Areas

- INFECTIOUS DISEASES
- VETERINARY

- DPP® HIV SCREENING TEST
- DPP® SYPHILIS SCREEN & CONFIRM
- SURE CHECK® HIV OTC
- SINGLE PARAMETER & MULTIPLEX INFECTIOUS DISEASE PRODUCTS

Lateral Flow Rapid HIV Tests

- 25% of 1.1MM HIV+ individuals in U.S. not aware of their status

- Products sold in US professional market by Alere Inc. (NYSE:ALR) as Clearview® brand

  - 10-Year exclusive agreement through Sept. 2016 Based on ASP sharing

  - 9 Month Sales $5.39 Million, a 52% increase YTD v. comparable 2010 period

- Ex-US under Chembio Brands (**STAT-PAK**® & **SURE CHECK**®)



CHEMBIO

U.S. Rapid HIV Test Market

	Clearview Complete	Clearview STAT PAK	DPP HIVScreen	OraQuick	Uni-Gold
					
Manufacturer	Chembio	Chembio	Chembio	Orasure Technologies, Bethlehem PA	Trinity Biotech, Dublin Ireland
Current or Planned Distribution	Private Label for Alere Direct & Distribution	Private Label for Alere Direct & Distribution	Direct & Distributors	Direct sales force	Direct sales force & distributors
FDA Approval Date	2006	2006	Clinical trials 90% Completed	2003	2003
Technology	Lateral Flow	Lateral Flow	Dual Path Platform (DPP®)	Lateral Flow	Lateral Flow
Est. US Market Shr.	8%	12%	N/A	65%	15%
FDA Sensitivity	99.7%	99.7%	TBD	99.3%OF/99.6% WB	100%
FDA Specificity	99.9%	99.9%	TBD	99.8%OF/100% WB	99.7%
Features					
Sample Types	All Blood Matrices	All Blood Matrices	Blood & Oral Fluid Claims being pursued	Oral Fluid and all blood matrices except serum	All Blood Matrices
True IgG Control	Y	Y	Y	Y	N
Sample Size (in microliters)	<5	<5	<5	<5	40
HIV-2	Y	Y		Y	N

Pipeline: Chembio-Branded Products Anticipated Timelines – US Market

CLINICAL TRIALS/REGULATORY SUBMISSIONS	REGULATORY APPROVAL OR CLEARANCE/COMMERCIAL SALES

Product	2011	2012	Est. Current/Potential U.S. Market Size
DPP® HIV Screen	Anticipated Completing Clinical Trials December; PMA Module I submitted and responded. PMA Module II submitted October	Respond to Module II & Submit Module III Q1. FDA Approval, CLIA waiver, US Market Launch	$70MM/$150MM US POCT Market Developed into 7MM Unit Market since 2003
DPP® Syphilis Screen & Confirm	CE Marking Granted October Establishing EU Distribution Clinical Trials Commenced for US FDA 510(K) Submission	Launch in EU Complete clinical trials in US & Submit 510(K) to FDA for Clearance & US Market Launch	NA/$70MM 69MM Syphilis tests performed in US; 50MM Clinical; Assumes 20% convert to POCT
Sure Check® HIV OTC	Product Already Approved for Professional Use which is Pre-requisite	Complete Pre-IDE Requirements and Begin Phase II Clinical Trials	NA/$150MM Assumes $30 OTC Test

CHEMBIO

Pipeline: OEM Contracts with FIOCRUZ Brazil
Anticipate Minimum of $3MM in 2011 Revenues v. $.6MM in 2010

Contract	2010	2011	2012
DPP® HIV Screening	Approved, Commercial Sales	Commercial Sales	Commercial Sales
DPP® HIV Confirmatory	Approved	Commercial Sales	Commercial Sales
DPP® Syphilis Treponemal	Agreement Signed December 2010	Approved Q1 '11, Commercial Sales	Commercial Sales
DPP® Syphilis Treponemal/ Non-Treponemal		Submission, Approval	Commercial Sales
DPP® Canine Leishmaniasis	Submitted	Approved Q1'11, Commercial Sales	Commercial Sales
DPP® Leptospirosis		Approved Q3'11	Commercial Sales

CHEMBIO

Pipeline: Other Projects

Project	Activity
Multiplex DPP® Product Developed for & Licensed to Bio-Rad Laboratories, Inc.	Development completed. Anticipate CE Mark EOY 2011 – Launch EU Fall 2012. Manufacturing by Bio-Rad. Royalties to Chembio upon Commercial Sales
Multiplex DPP ®Influenza Immune Status Product Developed for Battelle/CDC	Prototype Development Completed; Prototype products being evaluated at CDC . Additional development work Q4 2011-Q1 2012
New DPP®OEM Applications	Veterinary
Potential New DPP® Branded Products	Infectious Diseases, Women's Health, Cervid Veterinary TB
DPP® Platform Enhancements	Buffer Integration and "Dual DPP®" projects in progress
NIH Phase II Grants – Leptospirosis & Tuberculosis	**DPP® Leptospirosis** - $2.9MM 3 Year Grant awarded 6/2009. Prototype developed. Further reagent discovery underway. Approximately $1MM funding remaining as of 10/1/2011. Chembio is principal grantee. **DPP® Tuberculosis** -$2.4MM, 3 Year Grant Awarded Effective 3/1/2011. Prototype Developed. Planning Multi-site Evaluations and Optimization, Validation and Commercialization. Chembio is principal grantee.

Financial Summary

FY2008-2010 Results

- Record Revenues and Earnings

- Improving Gross Margins

- Controlled Operating Expenses

- Operating Cash Flow Strengthened Balance Sheet



(millions)

REVENUE
16.7

GROSS PROFIT
8.1

NET INCOME
2.5

CHEMBIO

2010 Full Year and Nine Month 2010 & 2011 Selected Financial Results

	September 30, 2011-YTD		September 30, 2010-YTD		December 31, 2010	
Net Product Revenues	$11,516,325		$8,337,133		$13,516,359	
Non-Product Revenues	1,655,294		2,700,728		3,188,344	
TOTAL REVENUES	13,171,619		11,037,861		16,704,703	
GROSS MARGIN	6,647,353	50%	5,609,841	51%	8,100,699	48%
OPERATING COSTS:						
Research and development expenses	3,697,309	28%	2,822,455	26%	2,586,308	15%
Selling, general and administrative expense	2,412,867	18%	2,143,715	19%	2,940,721	18%
	6,110,176		4,966,170		5,527,029	
INCOME FROM OPERATIONS	537,177		643,671		2,573,670	
OTHER INCOME (EXPENSES):	(9,030)		(11,103)		(60,326)	
NET INCOME	528,147	4%	632,568	6%	2,513,344	15%

CHEMBIO

Three Months September 2010 & 2011 Selected Financial Results

	3 MOS Sept 30, 2011		3 MOS Sept 30, 2010	
Net Product Revenues	$5,526,883		$3,786,572	
Non-Product Revenues	394,904		718,431	
TOTAL REVENUES	5,921,787		4,505,003	
GROSS MARGIN	2,670,733	45%	2,208,501	49%
OPERATING COSTS:				
Research and development expenses	1,242,295	21%	1,230,100	27%
Selling, general and administrative expense	949,237	16%	801,854	18%
	2,191,532		2,031,954	
INCOME FROM OPERATIONS	479,201		176,547	
OTHER INCOME (EXPENSES):	(3,596)		(8,571)	
NET INCOME	475,605	8%	167,976	4%

CHEMBIO

Revenue Growth by Category: 2009 vs. 2010



($000s)

Legend:
- 2009
- 2010

Category	2009	2010
Lateral Flow HIV Tests, US Market	5,241	5,281
Lateral Flow HIV Tests, Int'l Market	5,552	6,830
DPP Tests	620	628
Other Tests	960	777
Non-Product Revenues (R&D Contracts, Grants, License Income)	1,462	3,188

CHEMBIO

Revenue Growth by Category: Q3-2011 vs. Q3-2010

($000s)



Legend: Q3 '10, Q3 '11

- Lateral Flow HIV Test, US Market: $3,540 / $5,387
- Lateral Flow HIV Test, Int'l Market: $4,192 / $3,326
- DPP Tests: $7 / $2,604
- Other Tests: $598 / $199
- Non-Product Revenues (R&D Milestones, Grants and Royalties): $2,700 / $1,655

CHEMBIO

Selected Balance Sheet Data

($ in millions)	Sept'11	Dec. '10	Dec. '09
Cash	$ 3,045	$ 2,136	$ 1,068
Accounts Receivable	2,658	3,946	1,776
Inventories	2,588	1,349	1,556
Total Current Assets	8,480	7,637	4,667
Net Fixed Assets	849	813	580
Other Assets	770	636	1,068
Total Assets	$ 10,099	$ 9,086	$ 6,315
Total Current Liabilities	3,199	3,076	3,173
Total Liabilities	3,345	3,277	3,227
Total Equity	6,754	5,809	3,088
Total Liabilities & Stockholders Equity	$ 10,099	$ 9,086	$ 6,315

CHEMBIO

Anticipated Milestones 2012

Clinical & Regulatory Programs for Branded Products

- Submit Module III for DPP®HIV PMA, Receive FDA PMA Approval and CLIA waiver
- Complete Syphilis Screen & Confirm Clinical Trials, Submit to FDA for 510(K) Clearance, Receive Clearance
- Complete Sure Check HIV OTC Pre-IDE, Commence Phase II Clinical Trials
- New Claims for Veterinary TB

Product Revenues & Operating Results

- Full Year of New Products Launched in Brazil through FIOCRUZ
- Launch of DPP® Syphilis Screen & Confirm in Europe
- Continued US Lateral Flow HIV Test Market Share Gains
- Potential New International Market Opportunities for Lateral Flow and DPP® Products

Research & Development

- New Branded Products to Replenish Pipeline
- New OEM Development Agreements

Leadership

Executive		Joined Company*
Lawrence Siebert	Chairman & CEO	2002
Richard Larkin	CFO	2003
Javan Esfandiari	SVP R&D	2000
Tom Ippolito	VP Regulatory, Clinical, QA/QC	2005
Rick Bruce	VP Operations	2000

Independent Directors	Joined Board
Gary Meller, MD, MBA	2005
Kathy Davis, MBA	2007
Barbara DeBuono, MD MPH	2011
Peter Kissinger, Ph.D	2011

CHEMBIO

Organization & Facility



TOTAL EMPLOYMENT
Approx. 140

Operations

106

SG&A

13

Research & Development

12

9

Reg. & Clinical QA & QC

Fully Integrated FDA & USDA Approved Development & Manufacturing in 24,000 S/F Leased Facility in Medford, NY

CHEMBIO

Potential Impact of OEM & Branded Products on Revenue*



This portrays one scenario of the potential impact of new products. It is based on a number of assumptions, including but not limited to regulatory approvals, market demand, market share, sales and marketing, and pricing, of which there can be no assurance

CEMI Selected Share Data

(in millions except per share data)

Ticker Symbol (OTC:QB)	**CEMI**
Price 10/31/11	**$0.45**
52 Week High	**$0.580**
52 Week Low	**$0.210**
Outstanding Shares (MM)	**63.3**
Market Capitalization (MM)	**$28.5**
Fully Diluted (FD) Shares (MM)	**69.6**
Management Holding (MM)-FD	**12.4**
Average Daily Volume (3 Mos)	**50,000**

Options and Warrants	Amt.	Avg. Ex. Price
Options (4.64MM held by mgmt. & board)	**6.19**	**$0.213**
Warrants (Expire by 2/15/12)	**0.07**	**$0.810**
Total Options & Warrants	**6.26**	**$0.220**



CEMI price performance

CHEMBIO

DPP® HIV Screening Assay For Use with Oral Fluid or Blood Samples

- Submitted PMA Module I in Q2 2011
- Submitted PMA Module II October 2011 US
- Clinical Trials Being Completed Q-4 2011 for Submission of Module III Q1 2012
- Anticipated FDA PMA Approval, CLIA waiver and Product Launch in 2012


DPP® HIV 1/2
SCREEN ASSAY
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment
A Rapid Qualitative Screening Assay for the Detection of Antibodies to HIV 1/2 in Oral Fluids, Whole Blood (Venous or Finger-stick), Serum or Plasma
Running Buffer
Sample Buffer
Oral Fluid Swab
Sample Loop
DPP® HIV 1/2
2
Buffer
T C
ID
1
Sample + Buffer
CHEMBIO

CHEMBIO

DPP® Syphilis Screen & Confirm

- First POCT in US for Syphilis
- All Pregnant Women Tested for Syphilis
- Current Laboratory Tests Inadequate
- Enables Confirmation & Treatment At POC
- CE Marked October 2011, Distribution being Established
- US 510(K) Clinical Trials Commenced
- Anticipate FDA Clearance in 2012


DPP® SYPHILIS
SCREEN & CONFIRM
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment
The Only Assay to Detect Both Disease Markers
Simply at the Point of Care
A rapid assay for the detection of non-treponemal and treponemal antibodies to syphilis in whole blood (venous or fingerstick), serum or plasma
FDA Clearance & CLIA waiver anticipated 2010
No Return Visits for 2nd Test Needed
Enables treatment at Point of Care
Optional Portable Reader Available
DPP® SYPHILIS
SCREEN & CONFIRM
2
Buffer
1 Trep
2 Non-trep
C
ID
1
Sample + Buffer
CHEMBIO

CHEMBIO

SURE CHECK® HIV OTC

Pre-IDE Studies 2011, Q1-2012 with "Phase II" Clinical Trials Beginning Thereafter

- Patented All-In-One Barrel Device

- Increasing Market Acceptance in Professional Market (Clearview Complete by Alere)

- IDE, Clinical Trials 2012-13

- Anticipated Approval 2014



Comparative Selected Operating Results 2005-2010

	Dec-10		Dec-09		Dec-08		Dec-07		Dec-06		Dec-05
REVENUES:											
Net sales	$ 13,516,359		$ 12,372,493		$ 10,355,768		$ 8,764,877		$ 6,294,012		$ 3,359,532
Research grant income	3,188,344		1,461,755		693,803		466,071		208,468		581,198
TOTAL REVENUES	16,704,703		13,834,248		11,049,571		9,230,948		6,502,480		3,940,730
Cost of sales	8,604,004		7,973,843		7,197,850		6,435,239		4,894,208		2,996,082
GROSS PROFIT	**8,100,699**	48%	**5,860,405**	42%	**3,851,721**	35%	**2,795,709**	30%	**1,608,272**	25%	**944,648**
OVERHEAD COSTS:											
Research and development expenses	2,586,308	15%	2,883,696	21%	2,605,343	24%	1,906,653	21%	1,401,472	22%	1,364,898
Selling, general and administrative expenses	2,940,721	18%	2,659,382	19%	3,317,046	30%	3,765,220	41%	4,786,993	74%	2,877,737
	5,527,029		5,543,078		5,922,389		5,671,873		6,188,465		4,242,635
INCOME (LOSS) FROM OPERATIONS	**2,573,670**		**317,327**		**(2,070,668)**		**(2,876,164)**		**(4,580,193)**		**(3,297,987)**
OTHER INCOME (EXPENSES):											
Other income (expense)	(3,923)		(6,696)		95,812		120,862		(57,464)		21,867
Interest income	4,147		9,032		34,403		145,289		29,532		39,803
Interest expense	(14,727)		(10,603)		(8,317)		(16,879)		(386,895)		(15,683)
	(14,503)		(8,267)		121,898		249,272		(414,827)		45,987
INCOME (LOSS) BEFORE INCOME TAXES	**2,559,167**		**309,060**		**(1,948,770)**		**(2,626,892)**		**(4,995,020)**		**(3,252,000)**
Income taxes	45,823		-		-		-		-		-
NET INCOME (LOSS)	**2,513,344**	15%	**309,060**	2%	**(1,948,770)**	-18%	**(2,626,892)**	-28%	**(4,995,020)**	-77%	**(3,252,000)**
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 2,513,344	15%	$ 309,060	2%	$ (1,948,770)	-18%	$ (8,272,202)	-90%	$ (8,205,066)	-126%	$ (6,769,022)
Basic income (loss) per share	**$ 0.04**		**$ 0.00**		**$ (0.03)**		**$ (0.57)**		**$ (0.80)**		**$ (0.88)**
Diluted income (loss) per share	**$ 0.04**		**$ 0.00**		**$ (0.03)**		**$ (0.57)**		**$ (0.80)**		**$ (0.88)**
Weighted average number of shares outstanding, basic	62,102,861		61,946,435		61,266,954		14,608,478		10,293,168		7,705,782
Weighted average number of shares outstanding, diluted	70,920,915		75,041,932		61,266,954		14,608,478		10,293,168		7,705,782

CHEMBIO